Real Title Continues its Nationwide Expansion

Digital closing platform now available in Minnesota, Nevada, North Dakota and Tennessee

TORONTO & NEW YORK - May 23, 2023 -- Real Title, The Real Brokerage Inc.'s (TSX: REAX) (NASDAQ: REAX) digital closing platform built on industry-leading technology to enable agents to deliver a faster, better experience for their customers, today announced it has launched operations in Minnesota, Nevada, North Dakota and Tennessee. The company is now licensed in 23 states and operational in 10 of those states.

"We are thrilled to be able to say that we've more than doubled our footprint in the first five months of 2023 as we continue our push to give agents and clients a better closing experience nationwide," said Sean Daly, Real Title Founder and CEO. "With the addition of Minnesota and North Dakota, Real Title now has a presence in the Midwest, which strategically positions us to expand our footprint throughout the Midwest as well as into the Mid-Atlantic and Northeast."

Acquired in 2022 as part of its strategy to provide Real's growing agent base and their clients an end-to-end technology-driven solution from search to close, Real Title leverages state-of-the-art technology to streamline the closing process. Through an easy to use in-app experience, agents, buyers and sellers are able to track each step of the real estate transaction as well as communicate and upload and store documents through a secure, collaborative environment.

As Real Title expands its presence, it offers Real agents the ability to participate in a joint venture program that is designed to give agents a new source of income and share in the success of the company's growth.

Real Title is now available in Arizona, Florida, Georgia, Minnesota, Nevada, North Dakota, Tennessee, Texas and Utah, and provides escrow services in California through its subsidiary, Real Escrow of California.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real Title's expansion of its operations into additional states.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real Title's ability to expand its operations into additional states. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real Title

Founded in 2019 as Expetitle, Real Title streamlines the paper and time intensive settlement process through an in-app experience that allows agents and their clients to track the progress of their transaction, communicate and upload and store documents though a secure, collaborative environment. Real acquired the company in 2022 as part of its vision to provide agents and their clients with an end-to-end technology-driven search to close experience.

About The Real Brokerage

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 46 states, D.C., and four Canadian provinces with over 10,000 agents. Additional information can be found on its website at www.onereal.com.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221